SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.
CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

NOTICE TO SHAREHOLDERS

We hereby announce to the shareholders of Ambev S.A. (“Company”) that, as indicated in the Minutes of the Board of Directors’ Meeting held on December 9, 2025, the members of the Company’s Board of Directors approved:

(i)	The distribution of dividends in the amount of R$ 0.4612 per share of the Company, based on available balance and on the extraordinary balance sheet dated as of November 30, 2025 (the preparation of which was determined by the Board of Directors at the meeting held on December 9, 2025). The amount of R$ 0.3459 per share of the Company will be allocated to the mandatory minimum dividend for the fiscal year 2025 and distributed based on the profit for the year and the amount of R$ 0.1153 per share of the Company will be paid as additional dividends and distributed based on the profit reserve. Such payment shall be made on December 30, 2025, and will occur without withholding income tax at source, in accordance with applicable law.

The aforementioned payment shall be made considering the shareholding position of December 18, 2025, with respect to B3 S.A. - Brasil, Bolsa, Balcão, and December 22, 2025, with respect to the New York Stock Exchange - NYSE, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from and including December 19, 2025.

(ii)	The distribution of interest on own capital (“IOC”), based on the profit reserve, as determined in the extraordinary balance sheet prepared as of November 30, 2025 (the preparation of which was also determined by the Board of Directors at the meeting held on December 9, 2025), corresponding to the gross amount of R$ 0.2690 per share of the Company. Considering that the mandatory minimum amount set forth in item (i) above has been reached, the IOC amount will not be allocated to the mandatory minimum dividend for the fiscal year 2025. The distribution will be subject to taxation in accordance with applicable law, resulting in a net distribution of R$ 0.2286 per share of the Company.

The aforementioned payment shall be made by December 31, 2026, considering the shareholding position of December 18, 2025, with respect to B3 S.A. - Brasil, Bolsa, Balcão, and December 22, 2025, with respect to the New York Stock Exchange - NYSE, without any monetary adjustment. Shares and ADRs shall be traded ex-IOC as from and including December 19, 2025. The exact payment date will be resolved at a new meeting of the Board of Directors and duly disclosed to the market.

The Company reaffirms its commitment to creating value for shareholders and to maintaining high standards of transparency in the disclosure of material information to the market.

SERVICE TO SHAREHOLDERS

Shareholders who have already indicated a bank account shall have their credits available at the informed account. Shareholders who have not provided such indication shall receive from Banco Bradesco S.A., as depositary bank, at their stated address, a notice containing information with respect to the payment. Such notice shall be presented at one of Banco Bradesco’s branches along with the appropriate deposit instructions. Shareholders who hold their shares under a fiduciary custody arrangement shall have their proceeds available according to procedures adopted by the appropriate stock exchange.

São Paulo, December 09, 2025.

Ambev S.A.

Guilherme Fleury de Figueiredo Ferraz Parolari

Chief Financial and Investor Relations Officer

This release contains forward-looking statements within the meaning of applicable federal securities laws that are based upon our current expectations and assumptions concerning future events, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These statements, including without limitation, statements about our plans, strategies, prospects, and expectations regarding future distribution of dividends, are forward-looking statements that involve certain risks and uncertainties. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, these statements are not guarantees of any events. Accordingly, you should not place undue reliance on the forward-looking statements contained in this release. These forward-looking statements speak only as of the date on which the statements were made. We undertake no obligation to update publicly or otherwise revise any forward-looking statements, except where expressly required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer